Mail-Stop 4561

          October 20, 2006


(Via facsimile and U.S. Mail)
Mr. David L. Hatfield
President and Chief Executive Officer
MainStreet Financial Corporation
629 W. State Street
Hastings, Michigan 49058-1954

Re: MainStreet Financial Corporation
       Registration Statement on Form SB-2
       Filed September 22, 2006
       File Number 333-137523

Dear Mr. Hatfield:

      We have reviewed your Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please send us a copy of RP Financial"s appraisal.

2. Please advise us how you intend to register the interests in the
401(k) plan.


3. With regard to the Stock Issuance Plan adopted on July 19,
2006,
do the members, depositors and/or borrowers, vote on the Plan or on the demutualization of the Company? If so, add narrative disclosure in the Summary. If not, supplementally advise.

Prospectus cover page

4. Revise the last sentence of the first paragraph to disclose if the shares purchased by directors and executive officers will be counted to reach the minimum.

Summary, page 1

5. Please revise the first sentence of the preamble to state that the
Summary highlights "material," not "selected" information and to delete the words beginning with "and." You may direct investors to read the rest of the prospectus.

Our Business Strategy, page 2

6. It appears that many of the bullets will involve additional costs.
Revise to quantify, where applicable, the increased cost and add disclosure that such strategy is not anticipated to involve additional costs.

How We Determined the Offering Range...., page 5

7. The staff notes the financial statements show assets of $84 million at December 31, 2004 increasing to $112 million at June 30,
2006; advise the staff as to why peer assets of $128 -$379 million were used. Similarly, advise as to why the market capitalization range was selected.

8. Revise the narrative on page 6 to include a parenthetical explanation as to how the 24.6% was calculated.

9. The first sentence on page 7 states that "all" minority stock offerings and the staff notes that 27 are listed on page 92.
However,
page 5 states only 10 fit into the peer group. Revise herein to explain how the 27 were used in the appraisal.

Terms of the Offering, page 8

10. Advise the staff as to why borrowers are not provided with subscription rights.

Risk Factors, page 12

11. Several of your risk factors state that you cannot guarantee a result or that there can be no assurance of an outcome when the real risk is not your inability to guarantee or give assurance, but the underlying situation. Please revise to eliminate this and similar language.




A Warning About Forward-Looking Statements, page 17

12. Revise to delete the reference to the Private Securities
Litigation Reform Act of 1995 as that safe harbor is not available to
Initial Public Offerings.

Market for Common Stock, page 22

13. Noting that Ryan Beck & Co. may solicit purchasers in any established aftermarket, revise to indicate they will comply with Regulation M and briefly describe those requirements.

Pro Forma Data, pages 24 - 27

14. Please provide a note to the pro forma financial information to state the rate of interest used to compute the reduction in interest on the bank loan for the six months ended June 30, 2006 and for the year ended December 31, 2005. The staff notes the rate of 3% over three-month LIBOR appearing in note 15 to the financial statements.

15. Please tell us and revise to disclose how you computed the line item titled Pro forma employee stock ownership plan adjustment for the six months ended June 30, 2006 and for the year ended December 31, 2005.

16. Please tell us and revise to disclose how you determined the shares used in calculation of income per share for the six months ended June 30, 2006 and for the year ended December 31, 2005.

Capitalization, page 28

17. Please revise the tabular presentation to correctly disclose the number of authorized shares of common stock as 9 million.

18. Please revise to delete the Pro Forma Stockholder`s Equity To
Assets line item in the tabular presentation.

We Exceed All Regulatory Capital Requirements, page 29

19. Please tell us and revise to disclose how you computed the GAAP capital actual at June 30, 2006 in the tabular presentation.






Critical Accounting Policies, pages 49-50
Note 9 - Federal Income Taxes, page F-19

20. Tell us how you concluded that it is more likely than not that net deferred tax assets will be realized and that no valuation allowance is appropriate. Refer to positive evidence you considered as noted in SFAS 109 paragraph 24.

Business Of Mainstreet Financial Corporation - Lending Activities, page 54-56

21. Please tell us and revise to disclose the amounts of commercial business loans not secured by real estate prior to 2006 or tell us why the disclosure is not required.

Employee Stock Ownership Plan, page 79

22. The disclosures relating to the purchases of 8% of the stock being offered appear to be contradictory. On page 4, in the penultimate paragraph you indicate you will finance the purchases, the first paragraph on page 22, you indicate stockholders` equity will be affected, the pro formas on page 26 and footnote 1 thereto states funds will be borrowed from an independent third party, and on page 80 in the second full paragraph you state that the ESOP is borrowing from MainStreet Financial Corporation. Please reconcile all sections where the ESOP purchases and funding are discussed to be consistent.

Limitations on Dividends and Other Capital Distributions, page 85

23. Noting the recent losses and anticipation of further losses
(first risk factor) as well as the restrictions described herein, revise to add a risk factor that discloses the restrictions on distributions resulting from those losses.

Syndicated Community Offering, page 97

24. Revise the first full paragraph on page 98 to state that if any syndicate is formed to sell shares, a post-effective amendment will be filed, naming all of the agents/underwriters participating and the compensation arrangements prior to any sales by those agents/underwriters.

Financial Statements
General

25. Please note the updating requirements of Item 310(g) of Regulation S-B.

26. Please provide a note to the financial statements to state the terms of the company`s 401(k) savings plan and disclose the amount of matching contributions for each period presented.



27. Please provide a note to the financial statements to state the terms of the company`s deferred compensation plan.

Statement Of Operations, page F-4

28. It appears that you compute the basic and diluted earnings per share in 2004 assuming the shares were outstanding for the entire year. Given that the demutualization did not occur until November 30,
2004, and the shares were not issued until that date, please revise to correctly present the actual earnings per share for the period subsequent to the demutualization.

29. For the period prior to the demutualization in 2004, please revise to present pro forma earnings per share.

Note 1 - Summary Of Significant Accounting Policies - Premises &
Equipment, page F-10

30. Please expand the note to disclose the useful lives of the related assets.

Note 9 - Federal Income Taxes, page F-19

31. Please revise the amount of income tax benefit for the year ended
December 31, 2005 to be consistent with the amount appearing on the consolidated statement of operations.

Exhibit 5

32. Either delete the phrase "as of the date hereof," or refile the opinion when you request effectiveness.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on accounting matters to Christina
Harley
at 202-551-3695, or to Amit Pande, Assistant Chief Accountant, at
202-551-3423.  Please direct any other questions to Michael R.
Clampitt at 202-551-3434, or to me at 202-551-3698.

      						Sincerely,



							Mark Webb
      Branch Chief
      Financial Services Group






By fax: Marianne E. Roche, Esq.
	Silver, Freedman & Taff, L.L.P.
	1700 Wisconsin Avenue, NW
	Washington, DC 20007
	 Fax number (202) 337-5502
Mr. David L. Hatfield
MainStreet Financial Corporation
Page 7